Exhibit 99.1

A2Z Smart Technologies Corp.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2022

(Unaudited)

(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2022

(Unaudited)

(Expressed in US Dollars)

2

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	1,662	8,470
Restricted cash	79	60
Inventories	1,233	1,147
Trade receivables	2,209	857
Other accounts receivable	2,654	434
Total current assets	7,837	10,968
Intangible asset - patent, net	2,034	2,091
Goodwill (note 3)	1,538	-
Property, plant and equipment, net	1,264	1,072
Total non-current assets	4,836	3,163

Total Assets	12,673	14,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans	135	158
Lease liability	104	126
Trade payables	1,450	989
Deferred revenues	1,236	-
Other accounts payable	1,457	1,099
Total current liabilities	4,382	2,372
Lease liability	95	151
Long term loans	654	483
Warrant Liability (note 4)	-	51
Severance payment, net	181	167
Total non-current liabilities	930	852
Total liabilities	5,312	3,224
Shareholders’ equity (note 5)
Share capital and additional paid in capital	34,640	28,297
Warrant Reserve	31,968	34,763
Accumulated other comprehensive income	(1,705)	(708)
Accumulated deficit	(56,140)	(50,838)
	8,763	11,514
Non-controlling interest	(1,402)	(607)
Total shareholders’ equity	7,361	10,907
Total liabilities and shareholders’ equity	12,673	14,131

August 15, 2022	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Revenues (note 7)	1,430	1,404	2,876	1,920
Cost of revenues	1,219	503	2,389	744
Gross profit	211	901	487	1,176

Expenses:
Research and development costs	1,106	153	2,171	417
Sales and marketing costs	199	133	282	276
General and administration expenses	2,276	1,690	4,122	3,067
Operating loss	(3,370)	(1,075)	(6,088)	(2,584)

Loss on revaluation of warrant liability (note 4)	-	3,451	-	31,554
Loss on property, plant and equipment	-	-	16	-
Financial (income) expense	(5)	(16)	(7)	11
Loss before taxes on income	(3,365)	(4,510)	(6,097)	(34,149)
Income tax expense	-	-		-
Net loss for the period	(3,365)	(4,510)	(6,097)	(34,149)

Less: Net loss attributable to non-controlling interests	(416)	8	(795)	(37)
Net loss attributable to controlling shareholders	(2,949)	(4,518)	(5,302)	(34,112)
	(3,365)	(4,510)	(6,097)	(34,149)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(425)	660	(997)	530
Other comprehensive income (loss)	(425)	660	(997)	530

Total comprehensive loss for the period	(3,790)	(3,850)	(7,094)	(33,619)

Less: Comprehensive loss attributable to non-controlling interests	(410)	8	(795)	(37)
Comprehensive loss attributable to controlling shareholders	2,955	(4,518)	(6,298)	(34,112)
Basic and diluted loss per share	(0.11)	(0.20)	(0.23)	(1.51)
Weighted average number of shares outstanding	27,261,525	22,884,403	27,049,715	22,557,588

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital				Accumulated
	Number of shares		Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2021	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)
Net loss for the period		-	-	-	-	(34,112)	(37)	(34,149)
Adjustments arising from translating financial statements of foreign operations		-	-	-	530	-	-	530
Net comprehensive loss for the period		-	-	-	530	(34,112)	(37)	(33,619)
Reclassification of warrant liability		-	142	44,037	-	-	-	35,204
Issue of shares in private placement, net		1,305,662	3,572	-	-	-	-	3,572
Exercise of warrants		95,000	196	-	-	-	-	196
Exercise of stock options		101,190	76	-	-	-	-	76
Share based compensation		-	397	-	-	-	-	397
Balance - June 30, 2021	(*)	23,721,762	$14,828	$44,037	$(809)	$(45,711)	$483	$12,828

(*) On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907
Net loss for the period	-	-	-	-	(5,302)	(795)	(6,097)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(997)	-	(12)	(997)
Net comprehensive loss for the period	-	-	-	(997)	(5,302)	(795)	(7,094)
Issuance of shares in respect of crowd funding	74,895	-	-	-	-	-	-
Exercise of warrants	584,207	4,072	(2,795)	-	-	-	1,277
Issuance of shares in respect of Isramat deal (note 3)	273,774	2,089	-	-	-	-	2,089
Exercise of options	16,667	20	-	-	-	-	20
Expiration of warrants	-	51	-	-	-	-	51
Share based compensation	-	111	-	-	-	-	111
Balance - June 30, 2022	27,276,031	34,640	$31,968	(1,705)	(56,140)	(1,402)	7,361

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

	Six months ended
	June 30
	2022	2021

Cash flows from operating activities
Net loss for the period	(6,097)	(34,149)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	303	97
Share based compensation	111	397
Loss on revaluation of warrant liability	-	31,554
Change in severance liability	(21)	(17)
Change in inventory	(64)	(453)
Change in trade receivables	367	(1,259)
Change in other account receivables	(2,211)	(231)
Accrued interest on loans and leases	1	-
Loss from sale of property, plant and equipment	16	-
Change in accounts payable	(151)	(172)
Changes in deferred revenues	1,236	-
Change in other accounts payable	45	22
	(6,465)	(4,211)
Cash flows from investing activities
Restricted deposits	(14)	3
Newly consolidated subsidiary (see Appendix B)	(879)	-
Purchase of property, plant and equipment	(209)	(215)
	(1,102)	(212)

Cash flows from financing activities
Issuance of shares and warrants, net	-	8,358
Exercise of options	20	76
Exercise of warrants	1,277	196
Lease payments	(47)	(54)
Repayment of loans	(282)	(245)
Proceeds from receipt of loans	429	110
	1,398	8,441

Decrease in cash and cash equivalents	(6,169)	4,018
Effect of changes in foreign exchange rates	(639)	(60)
Cash at beginning of period	8,470	5,397

Cash at end of period	1,662	9,355

Interest paid during the period	6	26

APPENDIX A: NON-CASH ACTIVITIES
Issuance of shares in respect of Isramat deal (note 3)	2,089	-

7

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

APPENDIX B: INVESTMENT IN NEWLY CONSOLIDATED SUBSIDIARIES

	Three months ended
	June 30
	2022	2021

Issuance of the Company’s ordinary shares	2,089	-
Working capital other than cash and cash equivalents	(878)	-
Liability for severance pay fund, net	35	-
Provision for vacation leave	49	-
Property, plant and equipment	(636)	-
Goodwill	(1,538)	-
Total cash and cash equivalents paid (*)	(879)	-

(*) See note 3.

Estimated useful lives
(years)
Machines and manufacturing equipment	10
Leasehold Improvement	10
Furniture and equipment	3-16

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers unique features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on August 15, 2022.

COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS (CONTINUED)

COVID-19 (CONTINUED)

The nature of the Company’s work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company has experienced an impact on all of its business activities, including delays in the roll out and completion of certain pilot programs and the slowed pace in research and development projects. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

NOTE 2 – BASIS OF PREPARATION

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of June 30, 2022, and presented in US dollars, which is the presentation currency of the Company. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2021.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of June 30, 2022, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2021.

Estimates and assumptions

The preparation of these condensed interim financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3- ACQUISITION

On February 3, 2022, the Company announced it has completed the acquisition of all of the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company paid NIS 2,800,000 (approximately $879) in cash and issued the shareholders of Isramat 273,774 common shares in the capital of the Company at a price per share of $7.6311.

The purchase consideration is being allocated between the acquired tangible assets and intangible assets, based on their fair values.

Management is fully responsible for the valuation of the assets. An initial valuation has been completed and a final assessment will be made within one year. The fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management.

Based on the above, the Company has initially determined that the purchase price exceeds the fair values of identifiable net assets acquired by approximately $1,538, which is recognized as goodwill.

The table below summarizes the preliminary fair value of assets acquired at the purchase date:

February 3, 2022

Working capital other than cash and cash equivalents	878
Liability for severance pay fund, net	(35)
Provision for vacation leave	(49)
Property, plant and equipment	636
Goodwill (*)	1,538
Total consideration paid (**)	2,968

Consideration paid in cash	879
Consideration paid in common shares in the capital of the Company	2,089
Total consideration paid (**)	2,968

(*) Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The goodwill is attributed to the expected benefits arising from the synergies of the combination of the activities of the Company and acquired company, and to the value of assembled workforce.

(**) Consideration paid in cash for the purchase of Isramat shares was $879, and the balance of the consideration was settled by the issuance of 273,774 common shares in the capital of the Company at a value of $2,089.

The contribution of Isramat’s results to the Company’s consolidated revenues and net loss during the six months ended June 30, 2022 were $1,872 and $204 respectively.

The pro forma financial information presented below is for information purposes only, is subject to a number of estimates, assumptions and other uncertainties, and is not indicative of the results of operations that would have been achieved had the transaction taken place at January 1, 2022. The pro forma financial information is as follows:

For the six months ended June 30, 2022
(in thousands)
Pro forma
Unaudited
Total revenues	3,250
Net loss attributable to the Company	6,277

Revenues generated in Isranat are recognized from sale of goods in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 4 – WARRANT LIABILITY

Certain warrants issued in 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company, which is New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

During 2021 certain warrant holders agreed to change the exercise price from CAD to NIS and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity.

As of June 30, 2022, 61,077 of these warrants were exercised, and the remaining 5,437 warrants have expired during the period and therefore the liability is nil.

NOTE 5 - SHAREHOLDERS EQUITY

a)	During the six months ended June 30, 2022, the Company issued 584,207 shares in respect of 584,207 warrants that were exercised (note 6 (a)).

b)	During the six months ended June 30, 2022, the Company issued 16,667 shares in respect of 16,667 options that were exercised (note 6 (b)).

c)	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 shares in respect of the acquisition of Isramat (see Note 3).

d)	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the six months ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2021	7,289,885	ILS	6.1280
Warrants issued in the April 2021 Private Placement	221,100	ILS	29.025
Warrants issued in the May 2021 Private Placement	1,084,562	ILS	29.025
Exercise of warrants	(2,629,343)	ILS	5.0543
Balance, December 31, 2021	5,966,204	ILS	11.0318
Expiration of warrants	(5,437)	ILS	5.124
Exercise of warrants	(584,207)	ILS	7.1418
Balance, June 30, 2022	5,376,560	ILS	11.8785

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at June 30, 2022, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

June 30, 2022	Expiry date	Exercise price			Exercise price (USD)
2,704,267	November 10, 2025	ILS	7.1418	(1)	$2.25
1,366,631	December 24, 2025	ILS	7.1418	(1)	$2.25
221,100	April 18, 2023	ILS	29.025	(2)	$9.14
1,084,562	May 28, 2023	ILS	29.025	(2)	$9.14
5,376,560

1.	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant (see also Note 4).

2.	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant (see also Note 4).

b) Stock Options

Stock option transactions for the three months ended June 30, 2022 and for the year ending December 31, 2021 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2021	889,523	$1.62	$1.27
Options granted	333,377	3.00
Exercise of options	(286,223)	2.25
Expiry of options	(116,667)	3.00
Balance December 31, 2021	820,010	$2.10	$1.78
Exercise of options	(16,667)	1.5
Expiry of options	(20,000)	1.5
Balance June 30, 2022	783,343	$2.64	$2.02

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at June 30, 2022, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of June 30, 2022	Exercisable as of June 30, 2022	Expiry date	Exercise price (CAD)		Exercise price (USD)
100,000	100,000	January 23, 2023	CAD	2.40	$1.86
543,333	437,500	August 20, 2025	CAD	1.50	$1.16
40,000	40,000	September 1, 2025	CAD	2.25	$1.74
33,333	33,333	January 28, 2025	CAD	3.00	$2.32
50,000	33,333	June 3, 2026	CAD	8.40	$6.5
16,677	5,559	October 28, 2026	CAD	8.00	$6.19
783,344	649,726

Share-based compensation expense is recognized over the vesting period of options. During the six months ended June 30, 2022, share-based compensation of $111 was recognized and charged to the Consolidated Statement of Comprehensive Loss (June 30, 2021 – $397).

NOTE 7 - REVENUES:

Revenue streams Thousands of US Dollars:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Revenues from services:
Revenues from services	263	457	558	819
Revenues from leasing	75	131	159	234
Revenues from maintenance services	38	66	80	117
Precision metal parts:
Revenues from sales of precision metal parts	1,054	-	1,872	-
Smart Carts:
Revenues from smart carts project	-	750	207	750
	1,430	1,404	2,876	1,920

NOTE 8 – COMMITMENTS

a)	The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.
b)	The Company has facility leases as follows:

1.	a lease which expires on March 1, 2024. Lease payments are approximately $11 per month ($132 annually).
2.	a lease which expires on June 30, 2024. Lease payments are approximately $3.5 per month ($45 annually).

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 9 – COST OF REVENUES:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Payroll and related expenses	607	184	1,116	269
Subcontractor and outsourced work	37	72	53	105
Materials and components consumed	479	132	1,050	215
Car maintenance	62	46	98	78
Other	34	69	72	77
	1,219	503	2,389	744

NOTE 10 - RESEARCH AND DEVELOPMENT EXPENSES:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Payroll and related expenses	237	137	503	375
Subcontractor and outsourced work	607	-	1,406	-
Other	262	16	262	42
	1,106	153	2,171	417

NOTE 11 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Payroll and related	1,415	326	815	280
Professional fees	1,290	1,783	596	877
Share-based compensation	111	397	51	210
Depreciation and amortization	163	56	64	27
Office maintenance	175	48	68	-
Investor relations	59	-	40	-
Travel	127	-	75	-
Public company related expenses	111	55	47	25
Other	671	402	520	271
	4,122	3,067	2,276	1,690

16

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 12 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a.	Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

	Six Months Ended June 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,872	$797	$207	$2,876
Inter-segment	-	-	-	-
Total	1,872	797	207	2,876

Segment loss	199	492	5,397	6,088
Loss on sale of fixed asset				16
Finance expense, net				(7)
Tax expenses				-
Loss				$6,097

	Six Months Ended June 30, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$-	$1,170	$750	$1,920
Inter-segment	-	-	-	-
Total	-	1,170	750	$1,920

Segment loss	-	2,415	169	2,584
Loss on revaluation of warrant liability				$31,554
Finance expense, net				11
Tax expenses				-
Loss				$34,149

	Three Months Ended June 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,054	$376	$-	$1,430
Inter-segment	-	-	-	-
Total	1,054	376	-	1,430

Segment loss	137	210	3,023	3,370
Loss on sale of fixed asset				-
Finance expense, net				(5)
Tax expenses				-
Loss				$3,365

	Three Months Ended June 30, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$-	$654	$750	$1,404
Inter-segment	-	-	-	-
Total	-	654	750	$1,404

Segment loss (profit)	-	1,129	(54)	1,075
Loss on revaluation of warrant liability				$3,451
Finance expense (income), net				(363)
Tax expenses				-
Loss				$4,163

17

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 12 - OPERATING SEGMENTS (CONTINUED)

	As at June 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$3,947	$4,691	$4,035	$-	$12,673

Segment liabilities	$1,787	$1,107	$2,418	$-	$5,312

	As at June 30, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$-	$14,704	$509	$-	$15,213

Segment liabilities	$-	$1,533	$852	$-	$2,385

NOTE 13 - FINANCIAL RISK FACTORS:

A. Credit Risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with approval of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of April 30, 2022, and July 31, 2021, is the carrying amounts of cash and cash equivalents included in the Company’s consolidated statement of financial positions.

B. Liquidly Risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$1,450	$1,450	$-
Deferred revenues	$1,236	$1,236	$-
Other accounts payable	$1,457	$1,107	$350
Loans	$789	$135	$654
Lease liability	$199	$104	$95
Total	$5,131	$4,032	$1,099

C. Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of June 30, 2022, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $144.

18

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

D Interest rate and inflation risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate. It is currently Company policy that between 50% and 75% of Company borrowings are fixed rate borrowings. This policy is managed centrally. Although the board accepts that this policy neither protects the Company entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with variability in interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

During 2022, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately 14.

The Company is exposed to inflation risk. Management of the Company does not believe that the current levels of inflation will have a material effect on the business activities of the Company.

E. Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2021. There are no externally imposed restrictions on the Company’s capital.

NOTE 14 – SUBSEQUENT EVENTS

a)	During July 2022, 100,000 share options with an exercise price of CAD 2.4 were exercised for gross proceeds of $188.

b)

On August 4, 2022, the Company granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no par value in the Company (“Common Shares”).

In addition, the Company granted a director of the Company, options to subscribe for up to 900,000 Common Shares at a price of CAD$3.56 per Common Share (the “Options”). 225,000 Options vest immediately, and the remainder in six equal installments every 6 months with the first installment on February 2, 2023. The options are exercisable for a period of 10 years from the date of issue.

19